UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/C

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. ____)

Crucell N.V.
(Name of Subject Company)

Crucell N.V.
(Names of Persons Filing Statement)
Ordinary Shares, par value € 0.24 and American Depositary Shares, each representing one Ordinary Share, par value € 0.24
(Title of Class of Securities)
N23473 10 6 (Ordinary Shares) 228769105 (American Depositary Shares)
(CUSIP Number of Class Securities)
Onno Krap, Vice President Finance +31 71 519 9226, onno.krap@crucell.com Archimedesweg 4-6, 2333 CN, Leiden, The Netherlands
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☒	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

PRESS RELEASE
Notice of Extraordinary General Meeting of Shareholders
Leiden, the Netherlands (October 29, 2010) – Dutch biopharmaceutical company Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) today announced the convening of an Extraordinary General Meeting of Shareholders of Crucell N.V. (EGM).
The EGM will be held on Friday 10 December 2010 at 2.00 PM CET in the Hilton Hotel, Apollolaan 138, 1077 BG Amsterdam, the Netherlands.
The agenda of the meeting, the explanatory notes and other relevant information will be available on the company’s website www.crucell.com.
The EGM is not the statutory shareholders’ meeting, as required by Dutch take over regulations, which will be held six business days prior to the end of the acceptance period of the intended public offer.
About Crucell
Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a global biopharmaceutical company focused on research development, production and marketing of vaccines, proteins and antibodies that prevent and/or treat infectious diseases. In 2009 alone, Crucell distributed more than 115 million vaccine doses in more than 100 countries around the world, with the vast majority of doses (97%) going to developing countries. Crucell is one of the major suppliers of vaccines to UNICEF and the developing world. Crucell was the first manufacturer to launch a fully-liquid pentavalent vaccine. Called Quinvaxem®, this innovative combination vaccine protects against five important childhood diseases. Over 130 million doses have been sold since its launch in 2006 in more than 50 GAVI countries. With this innovation, Crucell has become a major partner in protecting children in developing countries. Other products in Crucell's core portfolio include a vaccine against hepatitis B and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as an oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several product candidates based on its unique PER.C6® production technology. The Company licenses its PER.C6® technology and other technologies to the biopharmaceutical industry. Important partners and licensees include Johnson & Johnson, DSM Biologics, sanofi-aventis, Novartis, Wyeth, GSK, CSL and Merck & Co. Crucell is headquartered in Leiden, the Netherlands, with offices in China, Indonesia, Italy, Korea, Malaysia, Spain, Sweden, Switzerland, UK, the USA and Vietnam. The Company employs over 1300 people. For more information, please visit www.crucell.com.

Forward-looking statements
This press release contains forward-looking statements that involve inherent risks and uncertainties.  We have identified a number of important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the US Securities and Exchange Commission on April 7, 2010, in the section entitled ‘Risk Factors’. The Company prepares its financial statements under International Financial Reporting Standards (IFRS).
HOLDERS OF CRUCELL N.V. ("CRUCELL") AMERICAN DEPOSITARY SHARES AND HOLDERS OF CRUCELL SHARES WHO ARE LOCATED IN THE UNITED STATES ARE ADVISED TO READ CRUCELL’S SOLICITATION/RECOMMENDATION STATEMENT TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) REGARDING THE OFFER OF JOHNSON & JOHNSON TO ACQUIRE CRUCELL SHARES AND AMERICAN DEPOSITARY SHARES WHEN SUCH STATEMENT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.
HOLDERS OF CRUCELL AMERICAN DEPOSITARY SHARES AND HOLDERS OF CRUCELL SHARES MAY OBTAIN FREE COPIES OF CRUCELL’S SOLICITATION/RECOMMENDATION STATEMENT (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY CRUCELL REGARDING JOHNSON & JOHNSON’S OFFER TO ACQUIRE CRUCELL SHARES AND AMERICAN DEPOSITARY SHARES AT THE SEC’S WEBSITE AT WWW.SEC.GOV.
For further information please contact:
Oya Yavuz
Vice President Corporate Communications & Investor Relations
Tel. +31 (0)71 519 7064
ir@crucell.com
www.crucell.com

HOLDERS OF CRUCELL N.V. ("CRUCELL") AMERICAN DEPOSITARY SHARES AND HOLDERS OF CRUCELL SHARES WHO ARE LOCATED IN THE UNITED STATES ARE ADVISED TO READ CRUCELL’S SOLICITATION/RECOMMENDATION STATEMENT TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) REGARDING THE OFFER OF JOHNSON & JOHNSON TO ACQUIRE CRUCELL SHARES AND AMERICAN DEPOSITARY SHARES WHEN SUCH STATEMENT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

HOLDERS OF CRUCELL AMERICAN DEPOSITARY SHARES AND HOLDERS OF CRUCELL SHARES MAY OBTAIN FREE COPIES OF CRUCELL’S SOLICITATION/RECOMMENDATION STATEMENT (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY CRUCELL REGARDING JOHNSON & JOHNSON’S OFFER TO ACQUIRE CRUCELL SHARES AND AMERICAN DEPOSITARY SHARES AT THE SEC’S WEBSITE AT WWW.SEC.GOV.